SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                       SCHEDULE 13E-4
                ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT
                          OF 1934)

                      (Amendment No. 1)

                   KINETIC CONCEPTS, INC.
                      (NAME OF ISSUER)

                   KINETIC CONCEPTS, INC.
            (NAME OF PERSON(S) FILING STATEMENT)

           COMMON STOCK, PAR VALUE $.001 PER SHARE
               (TITLE OF CLASS OF SECURITIES)

                         49460W-01-0
            (CUSIP NUMBER OF CLASS OF SECURITIES)

                       DENNIS E. NOLL
                   SENIOR VICE PRESIDENT,
                GENERAL COUNSEL AND SECRETARY
                   KINETIC CONCEPTS, INC.
                     8023 VANTAGE DRIVE
                  SAN ANTONIO, TEXAS 78230
                  TELEPHONE: (210) 524-9000

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
     RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                 PERSON(S) FILING STATEMENT)

                          Copy to:

DAVID W. HELENIAK, ESQ.             STEPHEN D. SEIDEL, ESQ.
  SHEARMAN & STERLING              COX & SMITH INCORPORATED
  599 LEXINGTON AVENUE         112 E. PECAN STREET, SUITE 1800
NEW YORK, NEW YORK 10022            SAN ANTONIO, TEXAS 78205
     (212) 848-4000                     (210) 554-5500

                       OCTOBER 8, 1997
    (Date Tender Offer First Published, Sent or Given to
                      Security Holders)

                  CALCULATION OF FILING FEE
------------------------------------------------------------
 TRANSACTION VALUATION*         AMOUNT OF FILING FEE

    $654,293,626.90                 $130,858.73
------------------------------------------------------------

*For purposes of calculating fee only. This transaction applies to an aggregate of 35,440,157 shares (sum of (i) 32,633,971 outstanding shares of common stock (not including 186,824 treasury shares or 6,064,155, 100,000 and 3,837,890 shares of common stock held by James R. Leininger, M.D., Peter A. Leininger, M.D. and Richard C. Blum & Associates, L.P., respectively, to remain outstanding after the Offer) and (ii) 2,806,186 outstanding options to purchase shares of Common Stock).

Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $19.25 per unit. The per unit price with respect to 723,300 options to purchase shares of Common Stock is $19.9375 per unit.

The proposed maximum aggregate value of transaction is $654,293,626.90 (sum of (i) product of 32,633,971 shares of
Common Stock and $19.25, (ii) product of (A) 2,082,886 options to purchase shares of Common Stock and (B) the difference between $19.25 and the exercise price of such options and (iii) product of (A) 723,300 options to purchase shares of Common Stock and (B) the difference between $19.9375 and the exercise price of such options).

The total fee is $130,858.73 paid by wire transfer on October 7, 1997 to the designated lockbox depository maintained by the Commission at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Common Stock to be acquired.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $130,858.73

Form or Registration No.: SC13E4

Filing Party: Kinetic Concepts, Inc.

Date Filed: October 8, 1997

------------------------------------------------------------

                       SCHEDULE 13E-4
                        INTRODUCTION

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the offer by Kinetic Concepts, Inc., a Texas corporation (the "Company"), to purchase all of its issued and outstanding shares of common stock, $.001 par value per share ("Shares"), for $19.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 8, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal dated October 8, 1997 (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits
(a)(1) and (a)(2), respectively. The Statement was initially filed with the Securities and Exchange Commission on October 8, 1997.

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 8.  ADDITIONAL INFORMATION.

      Item 8(b) is hereby amended and supplemented as follows:

      The Company has been informed by the FTC that early termination of the waiting period under the HSR Act applicable to the Stock Purchase was granted on October 15, 1997. Accordingly, the condition to the Offer requiring the expiration or termination of such waiting period has been satisfied. A press release relating to the foregoing is filed as Exhibit (a)(10).

      Item 8(e) is hereby amended and supplemented as follows:

      Certain projections set forth in "SPECIAL FACTORS - Company Financial Projections" of the Offer to Purchase have been revised. Specifically, the Company's management has revised projections of the Company's anticipated future operating performance for the five calendar years ending December 31, 2001, for use in connection with the Debt Financing. The 1997 base year used in such projections was established using management's updated forecast of operating results for the fiscal year ending December 31, 1997, as adjusted to give effect to the Company's recent acquisition of RIK Medical, L.L.C. In addition, the data reflect the effects of revised forecasts for new product introductions based on management's most recent design and manufacturing estimates. The revised October projections are summarized below:

                Projected Income Statements
           (in thousands, except per share data)

                      Fiscal Year Ending December 31,
                 ------------------------------------------------
                   1997E     1998E     1999E     2000E     2001E
                 --------  --------  --------  --------  --------
Total Revenue    $318,768  $355,842  $405,055  $459,324  $508,554
Gross Profit      131,797   149,896   172,799   200,014   222,721
Earnings Before
  Interest and
  Taxes            67,998    78,461    92,788   115,238   132,215
Pre-Tax Income     70,431    81,918    98,937   124,202   142,845
                  -------   -------   -------   -------   -------
Net Income       $ 42,053  $ 48,793  $ 59,005  $ 74,164  $ 85,349
                  =======   =======   =======   =======   =======
Fully  Diluted
  EPS               $0.96     $1.11     $1.34     $1.69     $1.94
                  =======   =======   =======   =======   =======
Average Shares
  Outstanding      44,000    44,000    44,000    44,000    44,000
                  =======   =======   =======   =======   =======


      In addition, the line items entitled "Earnings Before Income Taxes" in the June Projections and the October
Projections set forth in "SPECIAL FACTORS - Company Financial Projections" of the Offer to Purchase have been revised to read "Earnings Before Interest and Taxes".


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and supplemented by adding the following Exhibit:

     (a)(10)  Press Release issued by the Company on October
16, 1997.

                          SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 16, 1997

                              KINETIC CONCEPTS, INC.

                              By: /s/ DENNIS E. NOLL
                                 --------------------
                              Name: Dennis E. Noll
                              Title: Senior Vice President


                        EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

(a)(10) Press Release issued by the Company on October 16, 1997.

                       EXHIBIT (a)(10)


Contact:    Dennis E. Noll
            Senior Vice President, General Counsel and Secretary
            Kinetic Concepts, Inc.
            (210) 255-6331


       KINETIC CONCEPTS RECEIVES EARLY TERMINATION OF
              HART-SCOTT-RODINO WAITING PERIOD


       SAN ANTONIO, Texas, October 16, 1997 - Kinetic Concepts, Inc. (Nasdaq:KNCI) ("KCI") today announced that it has been informed by the United States Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to its previously announced offer to purchase all of its outstanding shares was granted on October 15, 1997. Accordingly, the condition to KCI's offer for its shares requiring the expiration or termination of such waiting period has been satisfied. The offer is scheduled to expire at 12:00 midnight (EST), on November 5, 1997, unless the offer is extended.

     KCI develops and markets innovative therapeutic healing systems that address skin breakdown, circulatory problems and pulmonary complications associated with patient immobility. The Company's healing systems include specialty beds, mattress replacement systems and related devices. KCI serves hospitals, long-term and home care settings throughout the United States and in 30 countries.